Exhibit 99.1

INTEGRATED MEDIA TECHNOLOGY LIMITED ANNOUNCES
MEMORANDUM OF UNDERSTANDING TO DEVELOP SOURCING CHANNEL OF
HALAL PRODUCTS IN THAILAND

SYDNEY and NEW YORK, June 9, 2022 -- Integrated Media Technology Limited (NASDAQ: IMTE) (“IMTE” or the “Company”), announces today that the Company’s subsidiary World Integrated Supply Ecosystem Sdn. Bhd. (“WISE”) has entered into a memorandum of understanding with Central Islamic Council of Thailand (CICOT), the Halal Standards Institute of Thailand and the Halal Science Center Chulalongkorn University Thailand (together as “Thailand Partners”), to establish a strategic partnership to collaborate in Halal affairs including establishing standards, inspection, certification, Halal forensic science laboratory and research exchanges.

The Thailand Partners are to actively provide and assist WISE to procure Halal products in Thailand. The Thailand Partners are well placed in the Thailand markets to identify Thai companies for collaboration in purchasing process, quality control, risk assessment, and operation management. In addition, the parties will actively develop innovative online cooperation to promote Halal products through online platform events and trade promotions, as well as on organizing joint academic events such as online training courses, conferences and seminars. The parties shall also share resources including the use the name and logo of the Thailand Partners on marketing materials and websites as a “strategic partner”.

Mr. Xiaodong Zhang, IMTE’s CEO stated, “Thailand is one of the world’s most important food producers with huge production and export potential for Halal products. We look forward to working with these 3 esteemed organizations to develop Thailand as one of our key strategic sourcing channels. This MOU lays the foundation for sourcing an array of Halal products to our European distributors and will boosted our Halal business in Southeast Asia and the world.”

About Central Islamic Council of Thailand (“CICOT”)

CICOT is the government body responsible for the certification, monitoring, and supervision of Halal products in Thailand, as well as Islamic affairs for The Muslim people of Thailand. The Kingdom of Thailand is an observer, represented by CICOT and the Halal Standards Association of Thailand (HSIT). The CICOT’s main activities and services are government consultation, Halal product certification, Halal publicity and promotion through publications, radio, television, website, etc.

About Halal Standards Institute of Thailand (“HSIT”)

The Halal Standards Institute of Thailand, an exclusive legal religious organization, is administered by the Central Islamic Council of Thailand (CICOT). The HSIT was founded on August 11, 2003, to formulate and administer Islamic religious affairs in the Kingdom of Thailand. The regulations governing the organization of the Islamic Act (“AOI Act”) were announced by Parliament and received royal assent on 17 October 1997. With budget support from the Thai Government, the HSIT aims to manage Islamic affairs in the kingdom of Thailand, comply with government policies and promote the Thai food industry as the kitchen of the world.

Level 7, 420 King William Street, Adelaide SA 5000, Australia

About Halal Science Center Chulalongkorn University Thailand (“Halal Science Center”)

The Halal Science Center is a network of teaching center and laboratory in Thailand dedicated to maintaining Halal standards. The Halal Science Center currently has a collaboration with various laboratories in various institutions in Thailand, focusing on the technical research and development of Halal-related science and the verification of Halal products and foods, as required by the sanctity of Islamic law. The Halal Science Center also actively disseminates knowledge about Halal products to the public through seminars.

About Integrated Media Technology Limited (“IMTE”)

IMTE is an Australian company engaged in the business of manufacture and sale of nano coated plates for filters, the manufacture and sale of electronic glass, Halal certification and distribution of Halal products, the operating of an online exchange platform for trading in digital assets and the provision of financial research. For more information, please visit www.imtechltd.com.

About World Integrated Supply Ecosystem Sdn. Bhd. (“WISE”)

WISE is a Malaysia company engaged in the business of providing Halal certification to qualified businesses / operations, the establishment of Halal products supply chain, and sale of Halal products

Safe Harbor Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding IMTE’s expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company’s most recent filings with the SEC. IMTE assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the section entitled “Risk Factors” in IMTE’s annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in IMTE’s periodic filings with the SEC, which are accessible on the SEC’s website and at http://www.imtechltd.com.

Investor Relations Contact:

Email: corporate@imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia